                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF FEBRUARY 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA BOARD OF DIRECTORS ILLUSTRATES PRELIMINARY RESULTS AT 31 DECEMBER 2012

TELECOM ITALIA GROUP PRELIMINARY RESULTS

►

CONSOLIDATED REVENUES: €29,503 MILLION, (+0.5% IN ORGANIC TERMS COMPARED WITH 2011)

►

CONSOLIDATED EBITDA: €11,665 MILLION (-2.0% IN ORGANIC TERMS COMPARED WITH 2011)

►

ADJUSTED NET FINANCIAL POSITION: €28,274 MILLION, DOWN €2,140 MILLION ON 31 DECEMBER 2011 (€30,414 MILLION); IN Q4 2012 ALONE ADJUSTED NET FINANCIAL DEBT FELL BY €1,211 MILLION

►

OPERATING FREE CASH FLOW AMOUNTED TO €6,466 MILLION, A €699 MILLION INCREASE ON 2011

►

LIQUIDITY MARGIN AT 31 DECEMBER 2012: €16.14 BILLION (€14.7 BILLION AT END OF 2011), COVERS FINANCIAL LIABILITIES FOR NEXT 24 MONTHS

►

INVESTMENT: €5,196 MILLION, OF WHICH €3,072 MILLION IN ITALY; THE OVERALL FIGURE IS UP COMPARED WITH 2011 (EXCLUDING THE IMPACT ON THE PREVIOUS YEAR OF THE LTE SPECTRUM PURCHASE)

BERNABÈ: “THE STEADY PURSUIT OF EFFICIENCIES HAS ENABLED THE GROUP TO CLOSE FY 2012 WITH OPERATING RESULTS IN LINE WITH ITS TARGETS. SUCH RESULTS ARE EVEN MORE SIGNIFICANT, ACHIEVED AS THEY WERE IN AN EXTREMELY TOUGH ECONOMIC CLIMATE WITH PERSISTING RECESSION AND MARKET DIFFICULTIES IN ITALY, AND A SLOWDOWN IN GROWTH IN BRAZIL AND ARGENTINA. THE GROUP CONTINUES TO PURSUE DEBT REDUCTION THROUGH ROBUST CASH GENERATION, WHICH WILL HELP TO FUND THE DEVELOPMENT OF NETWORK INFRASTRUCTURE IN ITALY AND ABROAD, WHICH WE BELIEVE IS CRUCIAL.”

The preliminary financial results of Telecom Italia Group and Telecom Italia S.p.A. for FY 2012 and the previous year provided for comparison were drafted in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (“IFRS”).

In FY 2012 Telecom Italia adopted the same accounting principles as those of the previous year, apart from:

•

the early and retrospective adoption of the new version of IAS 19 (employee benefits). As a consequence the data for FY 2011 has been duly restated, as illustrated in the attachments to the press release;

•

the new standards / interpretations adopted from 1 January 2012 which have had no impact on the preliminary results of FY 2012.

In addition to the conventional financial performance indicators contemplated under IFRS, Telecom Italia uses certain alternative performance measures in order to give a clearer picture of the trend of operations and the company's financial position. These are: EBITDA; organic difference in revenues and EBITDA; adjusted net financial debt. The main effects of such measures are disclosed in the Appendix.

The preliminary FY 2012 statements have not yet been verified by the independent auditors. It should be noted that the impairment test (IAS 36) on goodwill is currently ongoing and will be completed for the Consolidated Accounts of Telecom Italia Group and the Separate Financial Statements of Telecom Italia S.p.A. at 31 December 2012, whose approval by the Board of Directors is scheduled for 7 March 2013.

The preliminary consolidated results for FY 2012 do not reflect the eventual impacts of the sale of the Media businesses.

THE MAIN VARIATIONS TO THE CONSOLIDATION AREA

The following changes occurred during 2012:

•

Matrix – Other Operations: the company was sold on 31 October 2012, and consequently excluded from the consolidation area.

The following changes occurred during 2011:

•

TIM Fiber – Brazil: On 31 October 2011, acquisition of 100% of Eletropaulo Telecomunicações Ltda and 98.3% of AES Communications Rio de Janeiro S.A., telecommunications infrastructure operators in the states of San Paolo and Rio de Janeiro, now renamed TIM Fiber SP and TIM Fiber RJ respectively. The stake originally acquired in TIM Fiber RJ was subsequently raised to 99.1% and the remaining 0.9% was the object of a purchase bid which concluded at the end of February 2012 bringing the ownership level to 99.7%. The operation was carried out through the subsidiary TIM Celular S.A.; in 2012 Tim Celular S.A. was merged with the two acquired companies.

•

4GH Group – Domestic: On 27 July 2011 the 4G Holding group (retail sales of telephony equipment) entered the consolidation area following the purchase of 71% of the ordinary shares of 4G Holding S.p.A. which in turn held 100% of 4G Retail S.r.l. The two companies were merged in 2012.

•

Loquendo – Domestic: On 30 September 2011 Loquendo S.p.A. was sold and consequently excluded from the consolidation area.

Milan, 8 February 2013

The Telecom Italia Board of Directors, chaired by Franco Bernabè, yesterday examined and approved the Group’s Preliminary Financial Statements at 31 December 2012.

Franco Bernabè commented: “The Group has succeeded in achieving revenue growth in 2012, while maintaining good profitability, among the strongest in the industry, also thanks to its domestic performance that has met all the targets for the year and reaffired its vital role as a key source of cash flow for the group.

We can also look ahead with greater confidence thanks to the fresh regulatory approach taken by the EU to guarantee stability of wholesale copper prices and proper incentives for investment in new fibre networks.  This new approach will allow us to act more effectively in the challenging competitive environment which the evolution of web-based services is producing.”

TELECOM ITALIA GROUP PRELIMINARY RESULTS

Revenues in FY 2012 came to €29,503 million, down 1.5% from €29,957 million in 2011; the fall of €454 million is primarily due to the Domestic Business Unit, offset by improvements enjoyed by the Argentina Business Unit (+€564 million) and the Brazil Business Unit (+€134 million). In terms of organic variation, consolidated revenues rose by 0.5% (+€151 million).

In detail, the organic variation in revenues is calculated by excluding:

►

the effect of foreign exchange rate fluctuations of -€569 million, mainly affecting the Brazil Business Unit (-€535 million) and to a largely negligible extent the Argentina Business Unit (-€55 million) and other Group companies (+€21 million);

►

the effect of changes to the consolidation area (-€14 million), largely due to sale of Loquendo (Domestic BU) on 30 September 2011 and Matrix (Other Operations) on 31 October 2012;

►

the effect of a €22 million reduction in revenues due to the settlement of business disputes with other carriers.

Revenues, broken down by business unit, are as follows:

(millions of euros)	2012		2011		Change
		%		%	absolute	%	% organic

Domestic	17,884	60.6	18,991	63.4	(1,107)	(5.8)	(5.8)
Core Domestic	16,933	57.4	18,082	60.4	(1,149)	(6.4)
International Wholesale	1,393	4.7	1,393	4.6	−	−
Brazil	7,477	25.3	7,343	24.5	134	1.8	9.8
Argentina	3,784	12.8	3,220	10.7	564	17.5	19.6
Media, Olivetti and Other Operations	564	1.9	700	2.3	(136)
Adjustments and eliminations	(206)	(0.6)	(297)	(0.9)	91
Total Consolidated	29,503	100.0	29,957	100.0	(454)	(1.5)	0.5

EBITDA came to €11,665 million, down €506 million (-4.2%) on the previous year, with EBITDA margin of 39.5% of revenues (40.6% in FY 2011). In organic terms EBITDA fell by €246 million (-2.0%), 1 pp lower in proportion to revenues, down from 41.2% in 2011 to 40.2% in 2012, due to the greater weight of South American revenues, where margins are lower than for Domestic Business, and to higher mobile handset sales, aimed at a greater penetration of data services.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(millions of euros)	2012		2011		Change
		%		%	absolute	%	% organic

Domestic	8,696	74.5	9,173	75.4	(477)	(5.2)	(4.9)
% of Revenues	48.6		48.3			(0.3) pp	0.4 pp
Brazil	1,996	17.1	1,990	16.4	6	0.3	8.9
% of Revenues	26.7		27.1			(0.4) pp	(0.2) pp
Argentina	1,121	9.6	1,035	8.5	86	8.3	11.7
% of Revenues	29.6		32.1			(2.5) pp	(2.2) pp
Media, Olivetti and Other Operations	(139)	(1.2)	(26)	(0.3)	(113)
Adjustments and eliminations	(9)	−	(1)	−	(8)
Total Consolidated	11,665	100.0	12,171	100.0	(506)	(4.2)	(2.0)
% of Revenues	39.5		40.6			(1.1) pp	(1.0) pp

Capex came to €5,196 million in FY 2012, of which €3,072 million for the Domestic Business Unit, a decrease of €899 million compared with 2011.

In particular:

•

the Domestic Business Unit reported a fall of €1,113 million. Excluding FY 2011 investments in purchasing the rights to use LTE mobile telephony frequency bands (€1,223 million) there is a €110 million increase attributable in particular to the development of next generation networks (LTE and fibre) in part offset by the lower requirement in relation to delivery of new systems owing to the slowdown and contraction of fixed-line business;

•

the Brazil Business Unit reported an increase of €210 million (including a negative forex effect of €94 million), for the purchase of rights to use fourth generation (4G) mobile telephony frequency bands (€145 million) as well as investments to improve the quality of the network infrastructure;

•

the Argentina Business Unit reported capex in line with the previous year (+ €1 million already including a negative forex effect of €9 million). Besides the costs of client acquisition, expenditure was aimed at enlarging and upgrading broadband services to improve transmission capacity and increase access speed, traditional fixed-line access to meet demand and backhauling to support mobile access growth. Telecom Personal also invested primarily in increased capacity and enlargement of the 3G network to support Mobile Internet growth.

Operating free cash flow came to €6,466 million, up €699 million compared with 2011 (€5,767 million),  making a strong contribution to the reduction in net indebtedness.

In particular adjusted net financial debt at 31 December 2012 amounted to €28,274 million, down €2,140 million compared with 31 December 2011 (€30,414 million).

In Q4 2012 adjusted net financial debt fell by €1,211 million from the end of September 2012; in particular, operating free cash flow amply covered the income tax requirements of around €700 million.

The liquidity margin at 31 December 2012 stood at €16.14 billion (€14.7 billion at end of 2011) and consists of €8.19 billion in cash (€7.72 billion at 31 December 2011) and unused committed credit lines for a total €7.95 billion (€7 billion at end of 2011). This will cover all liabilities due over the next 18-24 months.

At 31 December 2012 Group headcount stood at 83,184 employees, of whom 54,419 in Italy (84,154 at the end of 2011, of which 56,878 in Italy).

***

Preliminary 2012 figures for Telecom Italia Media can be found in the press release issued yesterday, following the Board Meeting's approval.

DOMESTIC

Matrix, sold on 31 October 2012, was classified among Other Operations in 2012, and thus excluded from the Domestic–Core Domestic BU. The comparable periods were reclassified accordingly.

Domestic revenues fell 5.8% in reported terms and 5.8% in organic terms to €17,884 million (€18,991 million in 2011).

Besides the deteriorating economic outlook and a market characterized by sharp tariff cuts (on traditional services) and a tough competitive climate, the slide in revenues is also partly explained by the new mobile termination rates (MTR) - which foresee a 53% reduction (from 5.3 to 2.5 euro basis points) - and a Europe-wide cap on the price of roaming traffic.

Against this background, the organic variation in performance compared with the previous year shows a 5.8% contraction from 2011. The downturn is primarily attributable to the decline in revenues on traditional services, only partly offset by the growth in innovative services, above all Fixed-line Broadband and Mobile Internet.

Highlights:

►

Core Domestic Revenues

Core Domestic Revenues came to €16,933 million, a fall of 6.4% (€18,082 million in 2011) and 6.2% in organic terms.

The performance of the individual market segments as compared with 2011 is as follows:

•

Consumer: the Consumer segment saw a fall in revenues in 2012 of €333 million (-3.6%), confirming overall the steady recovery of the slide seen in FY 2011 thanks in particular to a stabilisation of the erosion of voice revenues (both Fixed and Mobile), strong growth in Browsing revenues and growth in sales of devices (+€118 million, +35.4%), especially Mobile Internet enabled. The reduction, compared with 2011, entirely attributable to revenues from services (-€451 million, -5.1%), is ascribable – besides the aforementioned lower termination rates – to traditional Voice and Messaging services, in part offset by growth in Mobile Internet (+€70 million, +13%) and Fixed Broadband (+€34 million, +3.6%).

•

Business: revenues for the segment fell by €287 million in 2012 compared with 2011 (-9.4%) largely due to erosion of the customer base (-6.6% Fixed and -4.8% Mobile excluding data only lines) and to a fall in ARPU (Average Revenue Per User) on Voice services.

•

Top: the segment reported a drop in revenues in 2012 of €427 million compared with 2011 (-12.1%). Specifically, the decline in revenues from services came to €260 million (-8.6%), primarily due to the lower prices of traditional voice and data services, only partly offset by growth in new services, in particular Mobile Internet.

•

National Wholesale: the Wholesale segment in 2012 reported a slide in revenues of €52 million (-2.5%) on 2011, mainly due to lower carrying and interconnection income, only in part offset by growth in access services to alternative operators.

►

International Wholesale Revenues

In 2012 the International Wholesale segment (Telecom Italia Sparkle Group) posted revenues of €1,393 million, in line with the previous year. Over the year we continued to pursue rationalization measures aimed at a more selective customer portfolio and traffic strategy. Revenue performance in the Voice (+1.4%) and IP/Data (+5.8%) businesses helped to contain the contraction reported in the other segments, especially multinational clientele (-10%).

Besides the breakdown by market segment, the following revenue figures are distinguished by technology.

►

Fixed-Line Telecommunications Revenues

Revenue trends in the main business areas are as follows:

	2012 Preliminary		2011		Change
(millions of euros)%			%		absolute	%

Retail Voice	5,296	41.4	5,689	42.2	(393)	(6.9)
Internet	1,605	12.5	1,621	12.0	(16)	(1.0)
Business Data	1,414	11.1	1,621	12.0	(207)	(12.8)
Wholesale	4,057	31.7	4,155	30.8	(98)	(2.4)
Others	417	3.3	403	3.0	14	3.5
Total Fixed-Line Telecommunications Revenues	12,789	100	13,489	100	(700)	(5.2)

►

Mobile Telecommunications Revenues

Revenue trends in the main business areas are as follows:

	2012 Preliminary		2011		Change
(millions of euros)%			%		absolute	%

Outgoing voice	3,278	49.6	3,600	50.6	(322)	(8.9)
Incoming voice	826	12.5	1,117	15.7	(291)	(26.0)
VAS	2,041	30.9	2,038	28.6	3	0.1
Handsets	470	7.0	359	5.1	111	30.9
Total Mobile Telecommunications Revenues	6,615	100.0	7,114	100.0	(499)	(7.0)

EBITDA for the Domestic business unit amounted to €8,696 million, down €477 million from 2011 (-5.2%). EBITDA margin was 48.6%, up 0.3 percentage points from 2011. This result was affected by the contraction in revenues from services (-€1,014 million), only partly offset by the lower quotas paid to other carriers and by efficiencies obtained thanks to the selective control and containment of costs. Organic EBITDA came to €8,829 million (-€458 million, -4.9% compared with 2011) with EBITDA margin at 49.3% of revenues, higher than the previous year (+0.4 percentage points).

Headcount at the end of year stood at 53,224 employees, down 1,823 compared with 31 December 2011 (the variation includes the effects of the acquisition, with effect from 1 January 2012, of the Contact Center and its 249 resources from the company Advalso belonging to the Olivetti Business Unit).

BRAZIL (average real/euro exchange rate 2.50953)

Revenues of Tim Brasil Group in FY 2012 came to 18,764 million reais, 1,678 million higher (+9.8%) than in 2011. Revenues from services grew to reach 16,420 million reais, up from 15,353 million reais in 2011 (+6.9%). Revenues from product sales rose from 1,733 million reais in 2011 to 2,344 million reais in 2012 (+35.3%), reflecting the company's strategy of market penetration with high-end handsets (smartphones/webphones and tablets) as a lever to grow mobile data services.

ARPU (Average Revenue Per User) stood at 19.1 reais in FY 2012 compared with 21.4 reais in FY 2011 (-10.7%). The total number of lines at 31 December 2012 was 70.4 million, 9.8% higher than on 31 December 2011, representing a 26.9% market share.

EBITDA amounted to 5,008 million reais, up 377 million reais from FY 2011 (+8.1%). Operating margin growth was sustained by the increase in revenues, mainly VAS, essentially counterbalanced by the higher termination rates due to increased traffic volumes and costs strictly linked to changes in the customer base.

EBITDA margin was 26.7%, 0.4 percentage points higher than 2011.

Organic EBITDA in 2012 amounted to 5,061 million reais, an improvement of 412 million on 2011 (+8.9%). Organic EBITDA margin was 27.0%, 0.2 percentage points lower than the previous year. The increased margin in revenues from services was countered by the greater share of turnover from sales of smartphones/webphones.

The headcount at 31 December 2012 stood at 11,622 employees (10,539 at 31 December 2011).

ARGENTINA (average real/euro exchange rate 5.84408)

2012 revenues came to 22,116 million pesos, an increase of 3,620 million pesos (+19.6%) compared with 2011 (18,496 million pesos) thanks to growth of the Broadband and Mobile client base, as well as ARPU.

The main revenue source for the Argentina Business Unit is mobile telephony which grew by more than 22% on the previous year and delivers 73% of the BU's consolidated revenues.

EBITDA rose by 606 million pesos to reach 6,553 million pesos, +10.2% compared with 2011. The EBITDA margin was 29.6%, 2.6 percentage points less than in FY 2011, mainly due to the higher incidence of purchases of materials and services and labour costs.

Organic EBITDA - calculated excluding the 90 million pesos in restructuring costs involving employees of certain specific segments - grew by 11.7% compared with FY 2011 with an EBITDA margin of 30%.

The headcount at 31 December 2012 stood at 16,803 employees (16,350 at 31 December 2011).

OLIVETTI

On 1 January 2012, the activities and resources of the Advalso S.p.A. contact center were sold to Telecontact Center S.p.A. (subsidiary of Telecom Italia – Domestic Business Unit), as part of a project to bring all Telecom Italia Group call center operations under centralised management.

In addition, on 13 June 2012 the shareholders of the subsidiary Olivetti i-Jet S.p.A. voted to place the company in liquidation.

2012 revenues were €280 million, down €63 million compared to 2011.

EBITDA was a negative €57 million, €21 million lower than 2011.

Net of provisions following the liquidation of Olivetti i-Jet S.p.A., the organic EBITDA was a positive for €10 million (+27.8%).

The headcount at 31 December 2012 stood at 778 employees (1,075 at the end of 2011).

***

PRELIMINARY RESULTS OF TELECOM ITALIA S.p.A.

THE MAIN VARIATIONS TO THE CORPORATE PERIMETER

2012 saw the following variations, which had no significant impact on the results of Telecom Italia S.p.A.:

•

Merger of TI Audit and Compliance Services S.c.a.r.l. and of SAIAT in Telecom Italia: both mergers became effective on 1 January 2012.

•

Transfer of the “Information Technology” business of Telecom Italia to SSC, subsequently renamed Telecom Italia Information Technology: on 1 November 2012 the transfer of the “Information Technology” business of Telecom Italia to SSC took effect. The operation involved the transfer of the Information Technology business, composed of the Information Technology unit and Information Technology Human Resources and Organization, together with the transfer of 1,183 resources to the new company. Following the operation working relations between Telecom Italia and Telecom Italia Information Technology will continue on the basis of agreements negotiated between the parties.

Revenues amounted to €16,940 million, down €1,105 million (-6.1%) from FY 2011. This is due to the physiological decline in revenues from traditional business in the Consumer (-3.6%), Business (-9.4%), Top (-12.4%) and National Wholesale (-2,4%) segments. However, positive trends were seen in handset sales and revenues from Fixed Broadband and Mobile services in the Consumer segment.

EBITDA amounted to €8,453 million, down €483 million (-5.4%) from FY 2011. The organic change in EBITDA was a negative 5% (-€449 million). The EBITDA margin rose from 49.5% in 2011 to 49.9% in 2012; in organic terms the EBITDA margin stood at 50.7% of revenues (50.1% in 2011).

***

The Board of Directors also approved the update to the 2013-2015 3-year plan which will be presented during the conference call scheduled for 12:00 am today. A specific press release will be issued beforehand.

 As regards the sale of the Media businesses, the Board has decided to adjourn to a forthcoming meeting.

***

The manager responsible for preparing the company's financial statements, Piergiorgio Peluso, declares under comma 2 of Article 154-(ii) of the Finance Consolidation Act that the information presented in this press release corresponds to the results documented in the company accounts and balance sheets.

***

The preliminary 2012 results and 2013-2015 financial goals will be illustrated to the financial community during a conference call scheduled for 12:00 am (Italian time) today, 8 February 2013. Journalists may listen to the conference call, without asking questions, by calling: + 39 06 33168. A slide presentation with audio streaming will be available at www.telecomitalia.com/FY2012preliminary-webcast/ita.

Those unable to connect live may follow the presentation until 15 February 2013 by calling: +39 06 334843 (access code 455088: 482831#). Please call +39 06 69657367 or +39 06 334844 if you experience any problems connecting.

Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group and the Parent company Telecom Italia S.p.A.. Such measures, which are also presented in other periodical financial reports (annual and interim), should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA:  this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent. This measure is calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

1)

“Expenses (income) from investments” for Telecom Italia S.p.A.

2)

Caption in Group consolidated financial statements only.

•

Organic change in Revenues and EBITDA:  these measures express changes (amount and/or percentage) in Revenues and EBITDA, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level) and the Parent .

The organic change in Revenues and EBITDA is also used in presentations to analysts and investors.

Details of the economic amounts used to arrive at the organic change are provided in this press release as well as an analysis of the major non-organic components for the years 2012 and 2011.

•

Adjusted Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

In order to better represent the actual change in net financial debt, starting with the Half- Year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) the measure denominated “Adjusted net financial debt” has been introduced, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Adjusted net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/ Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/ Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C + D)	Adjusted Net Financial Debt

* * *

TELECOMITALIA GROUP–KEY OPERATING AND FINANCIAL DATA

Starting from the first half of 2012, the Telecom Italia Group has early adopted and retrospectively applied revised IAS 19 (Employee Benefits), therefore, the comparative figures of the Business Units have been restated on a consistent basis.

TELECOM ITALIA GROUP - HIGHLIGHTS

(millions of euros)	2012 Preliminary	2011	Change (a-b)
	(a)	(b)	absolute	%	% organic

Revenues	29,503	29,957	(454)	(1.5)	0.5
EBITDA	11,665	12,171	(506)	(4.2)	(2.0)
EBITDA margin	39.5	40.6		(1.1)pp
Organic EBITDA margin	40.2	41.2		(1.0)pp
Capital expenditures	5,196	6,095	(899)	(14.7)
Operating Free Cash Flow	6,466	5,767	699
Adjusted net financial debt	28,274	30,414	(2,140)
Headcount at year-end (number)	83,184	84,154	(970)

TELECOM ITALIA S.p.A. – KEY OPERATING AND FINANCIAL DATA

TELECOM ITALIA S.p.A. - HIGHLIGHTS

(millions of euros)	2012 Preliminary	2011	Change (a-b)
	(a)	(b)	absolute	%	% organic

Revenues	16,940	18,045	(1,105)	(6.1)	(6.1)
EBITDA	8,453	8,936	(483)	(5.4)	(5.0)
EBITDA margin	49.9	49.5		0.4 pp
Organic EBITDA margin	50.7	50.1		0.6 pp
Capital expenditures	3,005	4,122	(1,117)
Adjusted net financial debt	34,878	36,402	(1,524)
Headcount at year-end (number)	44,606	47,801	(3,195)	(6.7)

TELECOMITALIA GROUP–INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	2012 Preliminary	2011		Change
			absolute	%	% organic

Revenues	17,884	18,991	(1,107)	(5.8)	(5.8)
EBITDA	8,696	9,173	(477)	(5.2)	(4.9)
EBITDA margin	48.6	48.3		0.3 pp	0.4 pp
Headcount at year-end (number) (*)	53,224	55,047	(1,823)	(3.3)

(*) The 1,823 headcount change includes the effects resulting from the acquisition, as of January 1, 2012, of the Contact Center business and the relative 249 resources from the company Advalso in the Olivetti Business Unit.

Core Domestic

(millions of euros)	2012 Preliminary	2011	Change
			absolute	%	% organic

Revenues	16,933	18,082	(1,149)	(6.4)	(6.2)
Consumer (1)	8,835	9,168	(333)	(3.6)	(3.6)
Business (2)	2,777	3,064	(287)	(9.4)	(9.4)
Top (2)	3,102	3,529	(427)	(12.1)	(12.1)
National Wholesale	2,052	2,104	(52)	(2.5)	(1.5)
Other	167	217	(50)	(23.0)	(19.6)
EBITDA	8,480	8,941	(461)	(5.2)	(4.8)
EBITDA margin	50.1	49.4		0.7pp	0.7pp
Headcount at year-end (number)	52,289	54,038	(1,749)	(3.2)

(1) The company Matrix, sold on October 31, 2012, during 2012 was included in Other Operations and was consequently no longer part of the Consumer segment of Core Domestic. The periods under comparison have been reclassified accordingly.

(2) The data of the Business and Top segments in 2011 have been reclassified for purposes of comparison with the data of the 2012, which take into account the new customer classification criteria introduced at the beginning of 2012.

International Wholesale

(millions of euros)	2012 Preliminary	2011	Change
			absolute	%	% organic

Revenues	1,393	1,393	-	-	(1.4)
Of which third parties	985	960	25,0	2.6	0.5
EBITDA	229	243	(14,0)	(5.8)	(9.2)
EBITDA margin	16.4	17.4		(1.0)pp	(1.4)pp
Headcount at year-end (number)	935	1,009	(74)	(7.3)

***

BRAZIL

	(million of euros)	(million of reais)			Changes
	2012 Preliminary (a)	2011 (b)	2012 Preliminary (c)	2011 (d)	absolute (c-d)	% (c-d)/d	% organic

Revenues	7,477	7,343	18,764	17,086	1,678	9.8	9.8
EBITDA	1,996	1,990	5,008	4,631	377	8.1	8.9
EBITDA margin	26.7	27.1	26.7	27.1		(0.4)pp	(0.2)pp
Headcount at year-end (number)			11,622	10,539	1,083	10.3

***

ARGENTINA
(million of euros)			(million of pesos) Change
	2012 Preliminary (a)	2011 (b)	2012 Preliminary (c)	2011 (d)	absolute (c-d)	% (c-d)/d	% organic

Revenues	3,784	3,220	22,116	18,496	3,620	19,6	19.6
EBITDA	1,121	1,035	6,553	5,947	606	10,2	11.7
EBITDA margin	29,6	32,2	29,6	32,2		(2.6)pp	(2.2)pp
Headcount at year-end (number) (*)			16,803	16,350	453	2.8

 (*) Includes employees with temp work contracts: 3 at December 31,2012 and 1 at December 31, 2011.

***

OLIVETTI
(millions of euros)	2012 Preliminary	2011	Change		% organic
			absolute	%

Revenues	280	343	(63)	(18.4)	(13.3)
EBITDA	(57)	(36)	(21)	(58.3)	27.8
EBITDA margin	(20.4)	(10.5)
Headcount at year-end (number)	778	1.075	(297)	(27,6)

***

TELECOMITALIA GROUP – RECONCILIATION TO COMPARABLE EBITDA

	TELECOM ITALIA GROUP		Domestic		Telecom Italia S.p.A.
(millions of euros)	2012 Preliminary	2011	2012 Preliminary	2011	2012 Preliminary	2011

HISTORICAL EBITDA	11,665	12,171	8,696	9,173	8,453	8,936
Changes in the scope of consolidation		3		(1)		−
Foreign currency financial statements translation effect		(156)		7		−
Non-organic (income) expenses	200	93	133	108	139	105
Disputes and settlements	98	42	94	63	98	63
Restructuring expenses (*)	39	12	(7)	12	(6)	9
Other (income) expenses,net	63	39	46	33	47	33
COMPARABLE EBITDA	11,865	12,111	8,829	9,287	8,592	9,041

 (*) the item includes reversals and provisions to the mobility fund

	Brazil		Argentina		Olivetti
	(millions of reais)		(millions of pesos)		(millions of euros)
	2012 Preliminary	2011	2012 Preliminary	2011	2012 Preliminary	2011

HISTORICAL EBITDA	5,008	4,631	6,553	5,947	(57)	(36)
Changes in the scope of consolidation		−		−		−
Foreign currency financial statements translation effect		−		−		−
Non-organic (income) expenses	53	18	90	−	31	−
Disputes and settlements	11	−	−	−	−	−
Restructuring expenses (*)	−	−	90	−	31	−
Other (income) expenses,net	42	18	−	−	−	−
COMPARABLE EBITDA	5,061	4,649	6,643	5,947	(26)	(36)

(*) the item includes reversals and provisions to the mobility fund

TELECOM ITALIA GROUP – NET OPERATING FREE CASH FLOW

Net operating free cash flow

(millions of euros)	2012 Preliminary	2011	Change

EBITDA	11,665	12,171	(506)
Capital expenditures on an accrual basis	(5,196)	(6,095)	899
Change in net operating working capital	206	(100)	306
Change in provisions for employees benefits	(221)	(175)	(46)
Change in operating provisions and Other changes	12	(34)	46
Net operating free cash flow	6,466	5,767	699

EFFECTS ON KEY FINANCIAL AND OPERATING DATA ARISING FROM THE EARLY ADOPTION OF THE REVISED IAS 19 (EMPLOYEE BENEFITS)

In June 2012, the EU issued Commission Regulation (EU) 475/2012 that endorsed the revised version of IAS 19 (Employee Benefits) (“IAS 19 (2011)”) which is applicable retrospectively, starting from January 1, 2013. As permitted, Telecom Italia decided to early adopt the amendments to IAS 19 starting from the Half-year Financial Report at June 30, 2012 in order to reduce the volatility of the values recognized in the separate income statement.

In particular, under IAS 19 (2011), with reference to the employee defined benefit plans (e.g. employee severance indemnity), remeasurements of actuarial gains and losses are recognized in other components of other comprehensive income. Therefore, other options previously provided were deleted (including the one adopted by the Telecom Italia Group whereby these components had been recorded in Employee benefits expenses in the separate income statement). Service costs as well as interest expenses related to the “time value” component of the actuarial calculations (the latter reclassified to Finance expenses), are still recognized in the separate income statement.

The early adoption of such amendments resulted in the restatement of the separate income statement and the statement of comprehensive income of the Telecom Italia Group and Telecom Italia S.p.A. for 2011.

The effects are as follows:

SEPARATE INCOME STATEMENT

	2011	2011
(millions of euros)	Telecom Italia Group	Telecom Italia S.p.A.

Employee benefit expenses–reversal of actuarial gains and losses	(117)	(102)
Employee benefit expenses–interest component reclassification	42	38
Finance expenses-interest component reclassification	(42)	(38)
Income tax expenses	33	28
Impact on Profit (loss ) for the year	(84)	(74)

STATEMENT OF COMPREHENSIVE INCOME

	2011	2011
(millions of euros)	Telecom Italia Group	Telecom Italia S.p.A.

Impact on Profit (loss) for the year	(84)	(74)

Remeasurements of employee defined benefit plans (IAS19):	84	74
Actuarial gains	117	102
Net fiscal impact	(33)	(28)

Impact on Total profit (loss) for the year	-	-

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2012-2014 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 8th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager